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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applica would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Mercury, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, New York, NY 10004


16018841

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
212-943-2400 (Telephone) 212 5093955 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) (Telephone Number)

SEC Mail Processing Section
MAR 02 2016
Washington DC
404

6. Provide the name and address of counsel for the applicant:
Michael J. Simon
60 Broad Street
New York, NY 10004

7. Provide the date applicant's fiscal year ends: December 31, 2016

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 1/30/2014 (b) State/Country of formation: Delaware LLC Act 6. Del.C. section 18-101

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 3/1/16 (MM/DD/YY) (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 1st day of March (Month), 2016 (Year) by Joseph Ferraro (Notary Public)

My Commission expires 1/16/19 County of NY State of NY

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

JOSEPH W. FERRARO
Notary Public - State of New York
NO. 02FE6062165
Qualified in New York County
My Commission Expires 1/16/19



February 9, 2016

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Mercury, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Mercury, LLC's ("ISE Mercury" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Mercury issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Mercury's website:

Options
New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options
Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory
Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules



Marketing Material
Press Releases:
www.ise.com/press
Publications:
http://www.ise.com/publications

Corporate
Board Members:
http://www.ise.com/about-ise/board-of-directors/
Constitution:
http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Constitution_of_ISE_Mercury_LLC.PDF
LLC Agreement:
http://www.ise.com/assets/mercury/files/about_ise/corporate_governance/Mercury_LLC_Agreement.pdf
Exchange Officers:
http://www.ise.com/about-ise/management-team/

Members
List of ISE Mercury Members
http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

Exhibit M

Changes since February 16, 20162

Approved Members:

BNP Paribas Prime Brokerage, Inc.
787 Seventh Avenue, 8th floor
New York, NY 10019
Contact: Andrew Yeo (917)472-4991
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

Automated Trading Desk Financial Services, LLC
11 Ewall Street
Mount Pleasant, SC 29464
Contact: Patricia Cerny (952)475.5525
Electronic Access Member (public Business)
Electronic Access Member Trading Right

ABN AMRO Clearing Chicago LLC
175 West Jackson
Chicago, IL 60604
Contact: Loretta Cottrell (312) 604-8471
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

Belvedere Trading LLC
10 South Riverside Plaza, Suite 2100
Chicago, IL 60606
Contact: Brittany Boem (312) 262-3451
Electronic Access Member (Proprietary Business)
Electronic Access Member Trading Right

Citadel Securities LLC
440 South LaSalle, Suite 3232
Chicago, IL 60605
Contact: Michael G. Felty (312) 395-3116
Electronic Access Member (Agency Business)
Electronic Access Member Trading Right
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Citigroup Derivatives Markets Inc. CRD No. 133084 PMM & CMM
11 Ewall Street
Mount Pleasant, SC 29464
Contact: Patricia Cerny (952) 475 5525
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Compass Professional Services, LLC
111 West Jackson Blvd., 20th Floor
Chicago, IL 60604
Contact: Jetaun Williams (312) 692-8604
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Convergex Execution Solutions, LLC
1633 Broadway, 48th Floor
New York, NY 10019
Contract: Allen Greenberg (312) 781-1530
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Credit Suisse Securities (USA) LLC
11 Madison Avenue
New York, NY 10010
Contact: James Cheesbrough (212) 325-2195
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
Contact: Jeffery Smith (212) 250-7899
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Dash Financial LLC
910 W. Van Buren, 4th Floor
Chicago, IL 60607
Contact: Peter Margoilis (847) 550-1730
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Global Execution Brokers, LP
401 City Avenue
Bala Cynwyd, PA 19004
Contact: Michael Doherty (312) 435-4245
Electronic Access Member (Ageny Business)
Electronic Access Member Trading Right

Goldman, Sachs & Co.
200 West Street
New York, NY 10282
Contact: Mac True (212) 902-3590
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

Goldman Sachs Execution & Clearing, L.P.
200 West Street
New York, NY 10282
Contact: James Radecki (312) 655-4663
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

Hilltop Securities Inc.
1201 Elm Street, Suite 3500
Dallas, TX 75270
Contact: Brad Northcutt (214) 859-6714
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

IMC Financial Markets
233 South Wacker Drive, Suite 4300
Chicago, IL 60606
Contact: Niall Blehein (312) 275-5487
Electronic Access Member (Prop Business)
Electronic Access Member Trading Right
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Instinet, LLC
309 West 49th Street
New York, NY 10019
Contact: Mike Fleischner (212) 310-5268

Electronic Access Member (Agency & Clearing Business)
Electronic Access Member Trading Right

Interactive Brokers LLC
2 Pickwick Plaza
Greenwich, CT 06830
Contact: Bradford Jacobowitz (203) 618-5863
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

ITG Derivatives, LLC
601 South La Salle, Suite 300
Chicago, IL 60605
Contact: Paul Wascher (312) 935-1035
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

J.P. Morgan Clearing Corp.
Four Chase Metrotech
Brooklyn, NY 11245
Contact: Patrick Kirby (347) 643-6222
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
Contact: Ronald Veith (212) 622-5017
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

KCG Americas LLC
545 Washington Blvd.
Jersey City, NJ 07310
Contact: Matthew Datre (201) 386-2891
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Contact: John Noonan (212)366-7374
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Lime Brokerage LLC
625 Broadway, 12th Floor
New York, NY 10012
Contact: Peter Gschweng (212) 824-5591
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, NY 10036
Contact: Gary Hunt (312) 234-4008
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Merrill Lynch Professional Clearing Corp.
Bank of America Tower
One Bryant Park
New York, NY 10036
Contact Gerry Paradine (215) 701-4360
Electronic Access Member (Clearing Business)
Electronic Access Member Trading Right

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036
Contact: Kristofer Williams (212) 761-8112
Electronic Access Member (Public Business)
Electronic Access Member Trading Right
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Optiver US, LLC
130 East Randolph Street, Suite 1300
Chicago, IL 60601
Contact: Mary Fran Cleary (312) 322 6292
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Pershing, LLC
1 Pershing Plaza

Jersey City, NJ 07399
Contact: Dawn Pagliaro (321)-249-4630
Electronic Access Member (Agency & Clearing Business)
Electronic Access Member Trading Right

Sumo Capital, LLC
440 South LaSalle Street, Suite 2101
Chicago, IL 6060S
Contact: John Petrizzo (631) 443-3410
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Susquehanna Investment Group
401 City Avenue
Bala Cynwyd, PA 19004
Contact: Michael Doherty (312) 43S-424S
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

UBS Securities, LLC CRD No. 76S4 EAM (agency) Brad Roth
Director
UBS Securities, LLC
128S Avenue of the Americas
New York, NY 10019
Contact: Brad Roth (212) S46-S869

Volant Trading
7 World Trade Center
Suite 3301
New York, NY 10007
Contact: Will Shin (646) 484-300S
Electronic Access Member (Prop Business)
Electronic Access Member Trading Right
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Wells Fargo Securities, LLC
Seagram Building 37S Park Ave. Sth Floor

New York, NY 10152,
Contact: Lettice Nesbit (212) 214-6013
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Wall Street Access CRD No. 10012 EAM (public)
17 Battery Place
New York, NY 10004
Contact: Billy Lavin (212) 232 5602
Electronic Access Member (Public Business)
Electronic Access Member Trading Right

Wolverine Trading, LLC
175 West Jackson Blvd.
Chicago, IL 60604
Contact: David Cavicke 312-884-3490
Electronic Access Member (Prop Business)
Electronic Access Member Trading Right
Competitive Market Maker
Competitive Market Making Trading Right
Primary Market Maker
Primary Market Making Trading Right

Wolverine Execution Services, LLC CRD No. 120719 EAM (agency)
175 West Jackson Blvd.
Chicago, IL 60604
Contact: David Cavicke 312-884-3490
Electronic Access Member (Agency Business)
Electronic Access Member Trading Right